UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.______)*

Galaxy Gaming, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36318P105

(CUSIP Number)

MARK A. LIPPARELLI

C/O GALAXY GAMING, INC.

6767 SPENCER STREET

LAS VEGAS NV 89119

702-939-3254

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36318P105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MARK A LIPPARELLI
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Common Stock: 2,250,411 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power Common Stock: 2,250,411 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 2,250,411 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Common Stock (1)(2): 5.69%
14	Type of Reporting Person (See Instructions) IN

(1)Includes (i) 350,000 shares of Common Stock held of record by the Reporting Person, (ii) 125,000 shares of Common Stock held of record by a trust of which the Reporting Person is the Trustee; (iii) options to purchase up to 506,250 shares of Common Stock of the Company; and (iv) 1,269,161 shares of Common Stock which were assigned to the Reporting Person pursuant to a Voting and Dispositive Control Transfer Agreement (the “VDCTA”), in connection with which the Reporting Person has voting and dispositive control over the 1,269,161 shares throughout the term of the VDCTA, and upon the expiration of the VDCTA, the 1,269,161 shares will revert and return to the transferee and the Reporting Person will have no further right or title to the 1,269,161 shares.  The VDCTA and the transaction covered thereby are discussed more fully in a Current Report on Form 8-K filed with the SEC by Galaxy Gaming, Inc., on September 27, 2017.

(2)The percentage is based upon the sum of shares of Common Stock outstanding as of as of September 30, 2017 (39,565,591 shares) plus the number of shares of Common Stock subject to stock options and warrants that are presently exercisable or exercisable within 60 days held by the Reporting Person.

CUSIP No. 36318P105

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is common stock, $0.001 par value per share (“Common Stock”) of Galaxy Gaming, Inc., a Nevada corporation (the “Company” or the “Issuer”), with its principal executive offices at 6767 Spencer Street, Las Vegas, NV 89119.

Item 2.  Identity and Background

(a)This Schedule 13D is filed by and on behalf of Mark A Lipparelli (“Lipparelli” or the “Reporting Person”).  The Reporting Person was appointed as a director of the Issuer on July 26, 2017.

(b)The Reporting Person’s business address is c/o Galaxy Gaming, Inc., 6767 Spencer Street, Las Vegas, NV 89119.

(c)The Reporting Person’s principal occupation or employment is Chief Executive Officer of Gioco Ventures, which has it principal business address at 1808 Glenview Drive, Las Vegas Nevada 89134.

(d)The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has the Reporting Person been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person purchased 125,000 shares in the open market in numerous transactions using personal funds in the approximate amount of $34,000.  The Reporting Person received 150,000 shares of Common Stock as payment for consulting and strategic advisory services provided to the Company.  The Reporting Person received 200,000 shares of Common Stock in consideration for services as a director of the Company.  Additionally, the Reporting Person received voting and dispositive control over 1,269,161 shares of the Company’s Common Stock pursuant to a Voting and Dispositive Control Transfer Agreement (the “VDCTA”) between the Reporting Person and Triangulum Partners, LLC, which is discussed in more detail in a Current Report on Form 8-K filed by the Company on September 27, 2017.

Item 4.  Purpose of Transaction

The Reporting Person holds the shares of Common Stock of the Company as reported herein for the purpose of investment.

The Reporting Person may, from time to time and for his own account, increase or decrease his beneficial ownership of Common Stock or other securities of the Company. The Reporting Person has not reached any decision with respect to any such possible actions.  If the Reporting Person does increase or decrease his beneficial ownership of Common Stock or other securities of the Company, he will timely file an appropriate amendment to this Schedule 13D.  Other than as described in this Schedule 13D, and other than his service as a director of the Company, the Reporting Person does not have any plans or proposals which relate or would result in:

(a)The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

CUSIP No. 36318P105

(c)A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company;

(e)Any material change in the present capitalization or dividend policy of the Company;

(f)Any other material change in the Company's business or corporate structure;

(g)Changes in the Company's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)As of the date hereof, the Reporting Person beneficially owns 2,250,411 shares of the Company’s Common Stock, which number includes (i) 350,000 shares of Common Stock held of record by the Reporting Person, (ii) 125,000 shares of Common Stock held of record by a trust of which the Reporting Person is the Trustee; (iii) options to purchase up to 506,250 shares of the Company’s Common Stock and (iv) 1,269,161 shares of Common Stock which were assigned to the Reporting Person pursuant to a Voting and Dispositive Control Transfer Agreement (the “VDCTA”), in connection with which the Reporting Person has voting and dispositive control over the 1,269,161 shares throughout the term of the VDCTA, and upon the expiration of the VDCTA, the 1,269,161 shares will revert and return to the transferee and the Reporting Person will have no further right or title to the 1,269,161 shares.  The VDCTA and the transaction covered thereby are discussed more fully in a Current Report on Form 8-K filed with the SEC by Galaxy Gaming, Inc., on September 27, 2017.

(b)The Reporting Person has sole voting and sole dispositive power over such shares. No other person shares any voting or dispositive power of such shares.

(c)Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

Item 7. Material to Be Filed as Exhibits

CUSIP No. 36318P105

Voting and Dispositive Control Agreement (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 27, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 2017	/s/ Mark Lipparelli
Date	Signature